Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

RTPY-Aurora Media Filing – Business Insider Article

Business Insider

How the CEO of Uber-backed Aurora plans to keep his new investors happy after his $2 billion SPAC deal closes

By Mark Matousek

16 July 2021

•	Self-driving startup Aurora is going public via a merger with the SPAC Reinvent Technology Partners Y.

•	Aurora CEO Chris Urmson said the deal will fund the startup until it launches its trucks in 2023.

•	Urmson’s relationship with Reid Hoffman, who works with both companies, helped sell him on the deal.

Startups developing self-driving semi trucks are about to test whether public investors will be as patient as the private backers who have spent more than $20 billion on an autonomous-vehicle industry that’s earned little revenue in the past decade. Automated trucks present fewer technological challenges than robotaxis, but the sector’s top players are still years away from declaring their products ready for use without a backup driver behind the wheel.

On Thursday, Aurora Innovation became the fourth company working on self-driving semis to announce it’s going public this year. It plans to do so through a merger with the special-purpose acquisition company, or SPAC, Reinvent Technology Partners Y that is expected to leave the combined company with a $13 billion valuation, assuming each side’s shareholders approve the deal.

Aurora CEO Chris Urmson told Insider the company researched “tens” of SPACs and spoke to fewer than 10 before deciding on Reinvent, which stood out due to the familiarity between its team, which includes Aurora board member Reid Hoffman, and Aurora’s. “There’s a deep trust there,” Urmson said.

The merger will bring Aurora around $2 billion, leaving the startup with around $2.5 billion in total, which Urmson said will be enough to fund it until its commercial launch at the end of 2023. At that point, Aurora’s technology will begin operating semi trucks without backup drivers. Aurora plans to begin putting robotaxis in service soon after.

With a public listing comes a requirement to release more information to the public, and the potential for investors who might not be as patient as VC funds or corporate parents. Urmson said there are four criteria he’ll emphasize to demonstrate Aurora’s progress: safety, technology, manufacturing partnerships, and customer relationships.

The first, safety, can be difficult to measure and convey to the public. The simplest metric is the average number of miles a vehicle travels before a backup driver or remote operator has to take over, but even that can make for inexact comparisons between companies, since some might test their vehicles in less challenging environments.

Urmson sees the safety of an automated-driving system as having three components: whether there are processes to avoid issues, how one identifies and fixes problems, and whether there are safety concerns when it’s operating as intended. Part of Aurora’s approach to safety lies in its emphasis on testing its technology through computer simulations, which Urmson said allows for larger-scale testing at a lower cost than on-road tests (though Aurora also performs on-road tests). “You can spin up 50,000 trucks in a simulator in a way you’d never be able to spin up in the real world,” Urmson said.

Urmson’s next task will be making sure Aurora’s new investors find his progress reports persuasive.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by

Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.